INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 45955B105

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company’s securities with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of these materials for International Gemini Technology Inc. (the “Corporation”), please complete this form and return it to:

International Gemini Technology Inc.
#208 — 828 Harbourside Drive
North Vancouver, BC V7P 3R9

c	Please send me ONLY the audited financial statements and the annual MD&A for fiscal 2006.

c	Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those financial statements for 2006.

c	Please send me BOTH the audited financial statements for fiscal 2006 and quarterly interim financial statements for 2006 and the corresponding MD&A to those statements.

You will not receive a copy of any financial statements from the Corporation for the ensuing year if you do not complete and return this form.

Copies of the Corporation’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Corporation.

DATED:	2006.

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By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

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The Corporation will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above. .